Exhibit 99.1

3602 S. Garland Rd.

Enid, OK 73703

580-822-1145

1/27/23

US Energy Corporation

1616 S. Voss, Ste. 725

Houston, TX 77057

Attn: Ryan Smith, CEO

Re: USEG 4Q 2022 Reserve Report “as of” 1/01/23

Dear Ryan:

As per your request, I have evaluated remaining reserves for 393 properties in Kansas, Louisiana, Mississippi, Montana, North Dakota, New Mexico, Oklahoma, Texas, and Wyoming. Production was updated for all the leases and reserve projections reviewed and revised. Operating expenses and price differentials were determined from your accounting system for all leases. Operator names reflect New Horizon Resources LLC that were in effect at year end. This report is organized by USEG Districts. This report uses the SEC 4Q22 first day of the month price forecast averaged over the prior 12 months as confirmed by industry websites and documented in attachment 06. A summary table with each well’s value along with other reports are included in support of this 4Q22 evaluation.

PROVED RESERVE VALUE “As Of” January 1, 2023
Total Proved Res	(PV10%)	$174,237,772	(5,140,087 BO & 16,348,261 MCF Net)

P-DP RESERVE VALUE “As Of” January 1, 2023
Dist. 1	PDP	(PV10%)	$18,151,768	( 358,212 BO & 3,702,597 MCF Net)
Dist. 2	PDP	(PV10%)	$3,930,808	( 157,530 BO & 230,381 MCF Net)
Dist. 3	PDP	(PV10%)	$22,643,547	( 774,290 BO & 901,892 MCF Net)
Dist. 4A	PDP	(PV10%)	$34,561,367	( 982,668 BO & 1,274,118 MCF Net)
Dist. 4B	PDP	(PV10%)	$33,987,326	( 640,346 BO & 8,931,856 MCF Net)
Dist. 5	PDP	(PV10%)	$59,807,744	(2,195,755 BO & 1,276,095 MCF Net)
Total P-DP Reserves		(PV10%)	$173,082,561	(5,108,802 BO & 16,316,938 MCF Net)

P-NP RESERVE VALUE “As Of” January 1, 2023
Dist. 4A	PNP	(PV10%)	$1,155,211	( 31,286 BO & 31,323 MCF Net)
Total P-NP Reserves		(PV10%)	$1,155,211	( 31,286 BO & 31,323 MCF Net)

Monthly production was updated through 12/31/22 for operated leases where possible and through 10/31/22 for almost all the leases in this report. A rigorous analysis of OPEX was done for the high value leases. OPEX was forecast with fixed costs determined from USEG accounting data through 10/22. Consistent with prior reports, abandonment and salvage costs were not applied. Asset retirement obligations (ARO) are handled by USEG management.

USEG 4Q22 Reserve Summary
				Net	Net	Net	Net	Net
		Net	Net	Oil Rev	Gas Rev	Misc Rev	OPEX/TAX	CAPEX	PV0	PV10
		MBO	MMCF	$M	$M	$M	$M	$M	$M	$M	%
TOTAL	Proved	5,140.087	16,348.261	466,045.623	93,371.911	3,127.326	227,364.511	200.000	334,980.349	174,237.772	100%

1	PDP	358.212	3,702.597	33,284.519	27,085.136	0.000	26,189.829	0.000	34,179.826	18,151.768	10%
2	PDP	157.530	230.381	14,698.289	1,454.607	0.000	9,722.627	0.000	6,430.270	3,930.808	2%
3	PDP	774.290	901.892	72,275.397	5,613.770	0.000	33,486.461	0.000	44,402.706	22,643.547	13%
4A	PDP	982.668	1,274.118	92,303.588	6,969.339	0.000	39,059.795	0.000	60,213.132	34,561.367	20%
4B	PDP	640.346	8,931.856	58,703.289	46,951.899	0.000	35,372.138	0.000	70,283.050	33,987.326	20%
5	PDP	2,195.755	1,276.095	191,820.301	5,076.032	3,127.326	82,233.682	0.000	117,789.976	59,807.744	35%
TOTAL	PDP	5,108.802	16,316.938	463,085.383	93,150.784	3,127.326	226,064.532	0.000	333,298.961	173,082.561	100%

4A	Total	31.286	31.323	2,960.240	221.127	0.000	1,299.979	200.000	1,681.388	1,155.211	100%
TOTAL	PDNP	31.286	31.323	2,960.240	221.127	0.000	1,299.979	200.000	1,681.388	1,155.211	100%

OPER	PDP	4,358.416	14,510.044	393,393.803	83,167.327	0.000	189,881.306	0.000	286,679.824	148,437.526	86%
NON-OP	PDP	750.39	1,806.89	69,691.58	9,983.46	3,127.33	36,183.23	0.00	46,619.14	24,645.03	14%
TOTAL	PDP	5,108.802	16,316.938	463,085.383	93,150.784	3,127.326	226,064.532	0.000	333,298.961	173,082.561	100%

Wellhead oil price averaged $90.67/BO throughout the economic life of the properties and included deductions for transportation & quality. Wellhead gas price averaged $5.71/MCF throughout the economic life of the properties and included deductions for marketing, transportation & quality. Supporting 4Q22 documents for price assumptions, differentials and operating costs are included in support of this evaluation.

USEG - 2022 Q4 SEC Price Forecast
	SEC WTI	SEC HH	SEC Prop
	$/BO	$/MCF	$/Bbl
1/1/2022	$75.21	$3.72	$47.17
2/1/2022	$88.20	$5.58	$54.94
3/1/2022	$103.41	$4.28	$60.82
4/1/2022	$99.27	$5.48	$57.12
5/1/2022	$104.69	$6.84	$54.39
6/1/2022	$115.26	$8.46	$51.79
7/1/2022	$108.43	$6.46	$51.41
8/1/2022	$93.89	$8.37	$46.79
9/1/2022	$86.61	$8.95	$45.40
10/1/2022	$79.49	$6.29	$36.33
11/1/2022	$88.37	$5.08	$36.88
12/1/2022	$81.22	$6.80	$31.50
2022 Q4 Avg	$93.67	$6.36	$47.88
Per R-S 1st of Month WTI & HH			51%

Proven Developed Oil and Gas reserves, as shown in the E-mailed reports, are reserves that geological and engineering data indicate to be recoverable from known oil and gas reservoirs through existing wells with existing operating methods.

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using accepted engineering practices and were primarily based on historical rate decline analysis for existing producers. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future. The revenue from such reserves and the actual costs related may be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

The title to the property has not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report.

Information included in this report includes the graphical decline curves, historical and projected production and cash flow economic results, and miscellaneous individual well information. Additional information reviewed will be retained and is available for review at any time. I can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Reserve classifications conform to the 2007 SPE/WPC/AAPG/SPEE Petroleum Resource Management System (SPE-PRMS) which are available for review in a 49 page document at www.spee.org/images/PDFs/ReferencesResources/Petroleum_Resources_Management_System_2007.pdf. A 5 page abbreviated summary of the proved reserve classes is attached to the report.

Sincerely,

Don Jacks,

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